Exhibit 99.1

press release

Designated person notification

25 May 2020, 15:45 CET

With reference to Article 19(3) of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulations), ArcelorMittal announces that a notification of a share transaction by a Designated Person (i.e. Directors or Executive Officers) is available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on ArcelorMittal’s web site www.arcelormittal.com under Investors > Corporate Governance > Share Transactions by Management.